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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

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                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 8. Additional Information to be Furnished.

    A copy of a letter dated April 23, 1999 from Rental Service Corporation ("RSC") to its stockholders, recommending, among other things, that they oppose the consent solicitation of United Rentals, Inc. ("United Rentals") relating to the removal and replacement of the Board of Directors of RSC, is filed as
Exhibit 42 hereto and is incorporated by reference herein.

    By resolution adopted on April 23, 1999, the Board of Directors of RSC established the close of business on Monday, May 3, 1999 as the record date for purposes of United Rentals' consent solicitation.

    A copy of the press release issued by RSC related to the foregoing matters is filed as Exhibit 43 hereto and is incorporated by reference herein.

Item 9. Material to be Filed as Exhibits.

    42 Letter to Stockholders from John M. Sullivan on behalf of the Board of Directors of RSC dated April 23, 1999.

    43  Press Release issued by RSC dated April 26, 1999.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 1999                     Rental Service Corporation

                                                /s/ Robert M. Wilson
                                          By: _________________________________
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer